WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2016

(In thousands)

Cash flows from operating activities:		
Net income	$	97,393
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		17,621
Amortization of deferred sales commissions		13,609
Excess tax benefits from share-based payment arrangements		(2,723)
Net sales and maturities of trading securities		112
Investments loss, net		(126)
Loss on sale and retirement of property and equipment		194
Deferred income taxes		2,439
Net change in trading securities held by consolidated sponsored funds		(52,609)
Other		4
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		35,743
Receivables from funds and separate accounts		7,762
Other receivables		99,693
Due from affiliates, net		2,841
Deferred sales commissions		(201)
Other assets		(6,574)
Accounts payable and payable to third party brokers		(11,628)
Payable to investment companies for securities and payable to customers		(97,459)
Accrued compensation		(5,304)
Income taxes receivable		(2,452)
Other liabilities		(20,014)
Net cash provided by operating activities		78,321
Cash flows from investing activities:		
Purchases of sponsored investment securities		(100)
Proceeds from sales of available for sale investment securities		457
Additions to property and equipment, net of proceeds from sales		(13,120)
Net cash of sponsored funds on consolidation		8,544
Net cash used in investing activities		(4,219)
Cash flows from financing activities:		
Dividends to parent		(65,000)
Net subscriptions from (redemptions and distributions to) redeemable noncontrolling interests in sponsored funds		(4,916)
Excess tax benefits from share-based payment arrangements		2,723
Net cash used in financing activities		(67,193)
Net increase in cash and cash equivalents		6,909
Cash and cash equivalents at beginning of year		337,143
Cash and cash equivalents at end of year	$	344,052
Supplemental disclosure for cash flow information:		
Cash paid for:		
Income taxes (net)	$	56,472
Interest	$	74

See accompanying notes to consolidated financial statements.